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                                                                    EXHIBIT 99.1
                                                                    ------------

                Filed by MDS, Inc. and Phoenix International Life Sciences, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                      Subject Company: Phoenix International Life Sciences, Inc.
                                                  Commission File No.  000-29942

THE FOLLOWING ARE PRESS RELEASES DISSEMINATED BY MDS, INC. AND PHOENIX INTERNATIONAL LIFE SCIENCES, INC. RESPECTIVELY ON FEBRUARY 24, 2000 AND FILED BY PHOENIX INTERNATIONAL LIFE SCIENCES, INC. ON FORM 6-K



FOR IMMEDIATE RELEASE

                          MDS INC. OFFERS TO PURCHASE
                    PHOENIX INTERNATIONAL LIFE SCIENCES INC.


February 24, 2000 -- MDS Inc. today announced its intent to acquire Phoenix International Life Sciences Inc. in a transaction worth Cdn$500 million.

The acquisition, if completed, would result in a combined organization with the scale and market presence needed to better serve global pharmaceutical and biotechnology customers. The combined contract research organization (CRO) would be the fifth largest in the world.

"Together, we would have the critical mass necessary to ensure that we remain at the forefront of this rapidly growing global business," said John Rogers, MDS President and Chief Executive Officer. MDS is currently a leader in the early-stage drug discovery field. Phoenix International provides a wide spectrum of support and services at all stages of drug discovery and development up to proof of concept.

"Bringing together the two operations would enhance our ability to compete, making us stronger and opening up new opportunities," Rogers added.

The contract research business is estimated to be between $8 and 10 billion world-wide, and is growing rapidly.

The Boards of both MDS and Phoenix International view the proposed deal as an excellent 'fit' between two complementary operations. "We became interested in Phoenix International because we saw the synergies," said Rogers. "This proposed acquisition is
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all about growth. It would provide an impetus for more investment, increased research and development, and an expansion of knowledge-based jobs both in Canada and the rest of the world."

MDS is offering to purchase all of the outstanding common shares of Phoenix International for Cdn$16.00 per share, consisting of, at the election of Phoenix International shareholders, Cdn$16.00 cash or 0.4 MDS shares for each Phoenix share. The maximum cash component of the offer is $373.3 million and the maximum number of MDS shares that will be issued is 6.2 million.

                              - More -
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MDS Announces Intent to Acquire Phoenix                                   Page 2
February 24, 2000

The cash or share component payable to Phoenix International shareholders may be pro-rated depending on the aggregate election of all Phoenix shareholders. For example, if all Phoenix International shareholders elect to receive all cash, each shareholder would receive $12 cash and 0.1 of an MDS share, per Phoenix International share. If all Phoenix International shareholders elect to receive shares, each shareholder would receive $8 cash and 0.2 of an MDS share, per Phoenix International share.

The MDS offer to Phoenix International shareholders expires 21 days following the Circular (soon to be released). The proposed acquisition is also subject to regulatory approval.

Phoenix shareholders are urged to read the Circular when it is available. The Circular will be available on the website of the Canadian Securities Administers at www.sedar.com and on the website of the Securities and Exchange Commission at
   -------------
www.sec.gov. This press release does not constitute an offer to sell or a
-----------
solicitation of an offer to buy any of the MDS shares. The offer will be made only by means of the Circular.

MDS Inc. (TSE: MDS.A, MDS.B) is a $1.2-billion health and life sciences company headquartered in Toronto. It employs more than 8,500 highly skilled people at its global operations on four continents.

Montreal-based Phoenix International (TSE: PHX; NASDAQ: PHXI) operates in 19 countries, and has approximately 2,400 employees world-wide.



For further information, contact:

Gary Goertz
MDS Executive Vice-President and Chief Financial Officer
416-675-6777 ext. 4177

Sharon Mathers
MDS Director of Investor Relations & External Communications
416-675-6777 ext. 2695

Gilbert Godin
Vice President & General Manager
MDS NeoPharm
450-435-2425 ext. 272
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   BOARD OF DIRECTORS OF PHOENIX INTERNATIONAL ENDORSES OFFER FROM MDS. INC.

 .  Premium bid from MDS offers Phoenix shareholders the flexibility to realize value through cash and shares
 . New company will have the critical mass and financial strength to build industry leadership in early stage drug development

Montreal, February 24, 2000 - Phoenix International Life Sciences (NASDAQ: PHXI; TSE:PHX), one of the world's leading contract research organizations, announced today that it has entered into an agreement by which MDS Inc. will offer to purchase all of the Company's issued and outstanding common shares.

 Under terms of the proposed offer, MDS inc. is offering to purchase all of the
 ------------------------------------------------------------------------------
 outstanding common shares of Phoenix for Cdn $ 16.00 per share, consisting of,
 ------------------------------------------------------------------------------
   at the election of Phoenix shareholders, Cdn $ 16.00 cash or 0.4 of an MDS
   --------------------------------------------------------------------------
   share. the maximum cash component of the offer is $ 373.3 million and the
   -------------------------------------------------------------------------
  maximum number of MDS shares that will be issued is 6.2 million. the cash or
  ----------------------------------------------------------------------------
 share component payable to phoenix shareholders may be pro-rated depending on
 -----------------------------------------------------------------------------
the aggregate election of all phoenix shareholders. for example, if all Phoenix
-------------------------------------------------------------------------------
shareholders elect to receive all cash, each shareholder would receive $ 12 cash
--------------------------------------------------------------------------------
 and 0.1 of an MDS share, per Phoenix share. this would represent a 27% premium
 ------------------------------------------------------------------------------
  over yesterday's closing price on the TSE for Phoenix shares of $ 12.50 per
  ---------------------------------------------------------------------------
  share. if all Phoenix shareholders elect to receive shares, each shareholder
  ----------------------------------------------------------------------------
 would receive $ 8 cash and 0.2 of an MDS share, per Phoenix share, which would
 ------------------------------------------------------------------------------
       represent a 26% premium over yesterday's closing price on the TSE.
       ------------------------------------------------------------------
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The Board of Directors of Phoenix International has reviewed the offer and has determined that the offer is fair to the shareholders and recommends shareholders to accept the offer. The Board was independently advised by CIBC World Markets Inc.

"We believe this offer represents excellent value for shareholders," said Claude
--------------------------------------------------------------------------------
 Forget, Chairman of Phoenix International. "It gives Phoenix shareholders and
 -----------------------------------------------------------------------------
employees the opportunity to participate in the growth of a major, international
--------------------------------------------------------------------------------
                       health and life sciences company."
                       ----------------------------------

  The MDS offer to Phoenix shareholders will be open for a minimum of 21 days
  ---------------------------------------------------------------------------
following the mailing of the offering circular, expected out late next week. The
--------------------------------------------------------------------------------
 proposed offer is subject to normal regulatory approvals. A support agreement
 -----------------------------------------------------------------------------
between Phoenix and MDS Inc. provides for a breakup fee in the event that, among
--------------------------------------------------------------------------------
   other things, the Phoenix Board changes its recommendation in favour of a
   -------------------------------------------------------------------------
                   competing bid under certain circumstances.
                   ------------------------------------------

About MDS Inc.

MDS Inc. (TSE: MDS.A, MDS.B) is a $1.2-billion health and life sciences company
-------------------------------------------------------------------------------
 headquartered in Toronto. It employs more than 8,500 highly skilled people at
 -----------------------------------------------------------------------------
    its global operations on four continents. MDS is on the worldwide web at
    ------------------------------------------------------------------------
                                www.mdsintl.com.
                                ----------------

About Phoenix International

Phoenix International is one of the world's leading contract research organizations. The Company is a global leader in early stage pharmaceutical development and has a growing presence in late stage pharmacetical development. Headquarted in Montreal, Quebec, the Company employs over 2,200 people in 19 countries around the world. Phoenix International is on the worldwide web at www.pils.com.
------------
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This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; any claims for patent infringement; unanticipated costs in connection with Year 2000 conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.



FOR MORE INFORMATION, PLEASE CONTACT:

MEDIA:
RICHARD GAREAU
Director of Communications
Phoenix International Life Sciences Inc.
Tel: (514) 333-0033, extension 4638
E-mail: richard.gareau@pils.com

ANALYST CONTACT:
DAVID MOSZKOWSKI, C.A.
Senior Vice President and Chief Financial Officer
Phoenix International Life Sciences Inc.
Tel: (514) 333-0033 Fax: (514) 335-8351
E-mail: david.moszkowski@pils.com